Exhibit 99.1

FERRARI AND SANTANDER END THEIR PARTNERSHIP

Maranello, August 30, 2024 - Ferrari N.V. (NYSE/ EXM: RACE) (‘Ferrari’ or the ‘Company’) announces the termination of the partnership between Ferrari S.p.A., its wholly-owned subsidiary, and Santander, effective as of December 31st, of 2024 since the committed three-year contract will end.

The partnership, which began in January 2022 after a previous collaboration from 2010 to 2017, saw Santander alongside our Company in the sporting activities of the Prancing Horse. Santander has been Premium Partner of Scuderia Ferrari in Formula 1 and has been our partner in the Le Mans Hypercar (LMH) programme.

Lorenzo Giorgetti, Chief Racing Revenue Officer of Ferrari, comments: “As our successful partnership with Santander comes to its end, we would like to express our gratitude for their dedication and collaboration during our journey together. They have played an important role in contributing to our achievements over the past three years.”

Juan Manuel Cendoya, global head of Communications, Corporate Marketing and Research of Santander and vice chair of Santander Spain, said: “We are extremely grateful to Ferrari for their partnership over the past three years. Sponsorships play an important role in engaging with clients and reinforcing our brand and we will continue to work with a range of partners in the years ahead.”

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977